November 6, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund

Registration Statement on Form N-2, File Nos. 333-219127 and 811-23270

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 16, 2018, relating to the Fund’s Post-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement of the Fund (the “Registration Statement”) originally filed with the Commission on June 30, 2017, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

GENERAL

1. We have recently given comments to other registered investment companies managed by GSO / Blackstone Debt Funds Management LLC. Please confirm that the Fund has considered such prior comments, as appropriate.

In response to the Staff’s comment, the Fund has reviewed prior comments given by the Staff, as appropriate, to the other registered investment companies managed by GSO / Blackstone Debt Funds Management LLC (the “Adviser”). Following its review, the Fund will revise its Prospectus Summary to more concisely focus on the material risks of the Fund. In addition, the Fund confirms that the valuation-related discussion under “Net Asset Value” with respect to debt investments having a maturity of 60 days or less is consistent with the Commission’s guidance on money market fund reform.

PROSPECTUS

Prospectus Summary

2. We note that on page 4, when describing Fund distributions, it states, “The Fund intends to declare income dividends daily and distribute them monthly to shareholders of record at the end of the first calendar quarter of 2018.” Please revise this statement to describe the Fund’s current distribution practices.

In response to the Staff’s comment, the Fund will revise the statement to reflect that the Fund began paying monthly dividends in April of 2018.

3. We note that on page 7, when describing how investment opportunities are allocated among Blackstone affiliates, it states, “Subject to the Advisers Act and as further set forth in this prospectus, certain Other Clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements.” Please supplementally respond to the following questions:

•	What types of clients receive priority or other allocation rights and why?

In response to the Staff’s comment, the Fund submits that certain clients of one or more affiliates of the Adviser are designed and disclosed to be the primary vehicles through which investors can access a specific investment strategy. Certain other clients with investment strategies overlapping with such primary vehicles have been designed, in whole or in part, to participate in investment opportunities in respect of which the primary vehicle receives a priority allocation. More specifically, such clients have been established to generally receive an allocation of certain investment opportunities only to the extent that the amount of an investment opportunity exceeds the amount of the investment required to be made available or otherwise deemed appropriate for the primary vehicles (“Overflow Clients”). The Adviser’s affiliates market interests of such Overflow Clients only to sophisticated investors through detailed disclosure.

In addition, the Fund submits that such priority or allocation arrangements generally do not extend to the types of investment opportunities that are appropriate for the Fund’s investment program. With respect to the types of investment opportunities that fall within the Fund’s principal investment strategies, such opportunities are allocated to the Fund and other clients with similar investment objectives pro rata based on targeted acquisition size (generally based on available or committed capital) or targeted sale size (generally the aggregate positions held by the applicable other clients) for such investment. In assessing targeted sizes, the Adviser may take into account capital commitments, available cash and the relative capital of the respective funds and accounts, industry concentration, the portion of the portfolio dedicated to a particular strategy, any restrictions or guidelines set forth in the offering and/or governing documents of such clients and such other factors as the Adviser determines in good faith to be appropriate.

Furthermore, the Fund notes that pursuant to the conditions of its co-investment exemptive order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act, and Rule 17d-1 thereunder, to the extent the Fund engages in a co-investment with another fund managed by the Adviser or one or more affiliates, the conditions to the Order would prohibit the application of any type of priority or other allocation right with respect to such investment.

Although, as discussed above, these priority allocations will not affect the availability of investments for the Fund, the Adviser believes that a full understanding of its allocation policies and procedures is useful for all clients. The Fund will add clarifying disclosure that these priority rights will not affect the Fund in the ordinary course.

•	What sorts of priority allocation rights is this disclosure designed to address?

In response to the Staff’s comment, the Fund respectfully refers the Staff to its response above.

•	How has GSO analyzed its obligations under the Advisers Act with respect to these activities and concluded that they are appropriate?

In response to the Staff’s comment, the Fund submits that the Adviser is committed to transacting in securities and loans in a manner that is consistent with the investment objectives of each of its clients, and to allocating investment opportunities (including purchase and sale opportunities) among its clients on a fair and equitable basis over time. The Adviser believes that Overflow Clients have been designed and disclosed to operate subject to certain priority allocation rights of other clients, and that the Adviser’s allocation policies and procedures are consistent with its obligations under the Advisers Act.

Summary of Fund Expenses

4. We note that in footnote 1 to the fee table, it states:

Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of shares. The sales load reductions available through certain Selling Agents are set forth in Appendix C to this prospectus (Selling Agent-Specific Sales Load Waivers and Discounts), which may differ from those available for purchases made directly from the Distributor or certain other Selling Agents.

Please supplementally explain what loads, fees and charges are covered by this statement and how investors are informed about the true cost of their investment. In addition, please confirm whether these loads, fees and charges are imposed and collected by the Selling Agent or involve the Fund or the Distributor. If warranted, please explain how the additional fees and charges are consistent with the terms and conditions of the Fund’s multi-class exemptive relief. Please confirm the Fund’s intentions to include disclosure for each Selling Agent in Appendix C rather than a form of such disclosure.

In response to the Staff’s comment, the Fund believes that the only loads, fees and charges covered by the noted statement are (i) with respect to Class T Shares and Class T-I Shares, sales loads that are disclosed in the prospectus and collected by the Selling Agent without involvement of the Fund or the Distributor, and (ii) with respect to Class I Shares and Class D Shares (the “No-Load Classes”), brokerage commissions, transaction-based fees or asset-based fees imposed and collected by the Selling Agents without involvement of the Fund or the Distributor on purchases and sales of the No-Load Classes to the extent the Selling Agent is a broker acting as an agent on behalf of its customer in order to effect share transactions in the Fund. The Fund confirms that Selling Agents are permitted to offer the No-Load Classes as “clean shares” as allowed in the relief provided by the Staff in Capital Group Cos., Inc., SEC No-Action Letter (Jan. 11, 2017) (the “Capital Group Letter”). Relatedly, the Fund confirms that the Registration Statement disclosure conforms with the terms of the Capital Group Letter. Investors are informed about the true cost of their investment by consulting the section of the prospectus titled “Summary of Fund Expenses,” among other sections of the prospectus that disclose investors’ applicable sales loads, and by consulting their Selling Agents with respect to any brokerage commissions, transaction-based fees or asset-based fees imposed by the Selling Agents.

In addition, in response to the Staff’s comment, the Fund confirms that it does not currently intend to include an Appendix C to its prospectus. Pursuant to Rule 22d-1 under the Investment Company Act, the Fund currently includes all scheduled sales load variations in its prospectus under the section titled “Purchase of Common Shares.” However, to the extent additional scheduled variations of the sales load develop among the Selling Agents, the Fund may in the future utilize appendices to disclose such variations, in which case the Fund may reintroduce Appendix C to its prospectus in a form substantially similar to Appendix C in Amendment No. 1 if appropriate to avoid lengthy sales load variation disclosure in the prospectus, consistent with IM Guidance Update No. 2016-06.

5. We note that in footnote 8 to the fee table, when describing the Expense Limitation and Reimbursement Agreement, it states, “the Adviser may recapture a Specified Expense in the same year it is incurred.” Please briefly supplementally explain what is intended by this statement.

In response to the Staff’s comment, the Fund submits that the intent of the statement is to disclose that the Adviser may recover compensation the Adviser had waived or an expense the Adviser had previously borne on behalf of the Fund or reimbursed the Fund prior to the end of the year that the waiver or expense was incurred to the extent the Fund’s “Specified Expenses” will not exceed 0.35% of net assets (annualized) in that year. In addition, the Fund will revise its disclosure to state:

“The Adviser will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) to the extent that, for any calendar month, “Specified Expenses” would exceed the Total Expense Cap. “Specified Expenses” of the Fund means all expenses incurred in the business of the Fund, including organizational and certain offering expenses, with the exception of: (i) the Management Fee, (ii) the Service Fee, (iii) the

Distribution Fee, (iv) brokerage costs, (v) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vi) taxes, and (vii) extraordinary expenses (as determined in the sole discretion of the Adviser). “Total Expense Cap” means the annual rate of 0.35% of the Fund’s net assets (annualized).

If, while the Adviser is the investment manager to the Fund, the estimated annualized Specified Expenses for a given month are less than the Total Expense Cap, the Adviser will be entitled to reimbursement by the Fund of the compensation waived and other expenses borne by the Adviser on behalf of the Fund (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser may recapture a Specified Expense in any year within the thirty-six month period after the Adviser bears the expense.”

Please call Rafael Vasquez (212-455-3566) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda